

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2025

Kathleen Valiasek
Chief Executive Officer
Local Bounti Corporation
490 Foley Lane
Hamilton, MT 59840

> **Re: Local Bounti Corporation**
> **Registration Statement on Form S-3**
> **Filed May 15, 2025**
> **File No. 333-287329**

Dear Kathleen Valiasek:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Albert Vanderlaan, Esq.